Paul
Hastings

(212) 318-6275
rachaelschwartz@paulhastings.com

May 2, 2013

VIA EDGAR

Mr. Kieran Brown
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Daily Income Fund

File Nos.: 33-74470 and 811-8312

Dear Mr. Brown:

This letter responds to your comments communicated to the undersigned by telephone on April 23, 2013, with respect to Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A (the “Registration Statement”) of Daily Income Fund (the “Trust”), which was filed with the Securities and Exchange Commission (“Commission”) on March 4, 2013 (SEC Accession No. 0000740372-13-000013), for the purpose of adding two new classes to the Money Market Portfolio, U.S. Treasury Portfolio and U.S. Government Portfolio, each, a series of the Trust.

The Trust’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus (Fiduciary Class Shares)

Comment 1.  You have requested that the Trust confirm whether the contractual fee waiver can be terminated by the Manager or the Board of Trustees during the two-year contractual period.  In addition, you have requested that the Trust confirm whether the Manager may recoup waived fees from the Fund.

Response 1.  The Trust confirms that neither the Manager nor the Board of Trustees may terminate the contractual fee waiver during the two-year contractual period.  In addition, the Manager may not recoup waived fees in future years.

Comment 2.  You have noted that the terms “Fund” and “Portfolio” are used interchangeably throughout the Prospectus to describe each of the Portfolios and have requested that all references to “Fund” be changed to the name of the applicable Portfolio.

Response 2.  The Trust respectfully submits that references to the “Fund” refer to the Trust (i.e., Daily Income Fund) whereas references to “Portfolio” refer to the specific series of the Trust being discussed.  The Trust will clarify its disclosure to clearly define “Fund” as referring to the Trust and not to its Portfolios.

Comment 3.  You have noted that for the Money Market Portfolio, there is foreign risk disclosure under the “Principal Risks” section in the summary section of the Prospectus.  You have requested that

Paul
Hastings

May 2, 2013

disclosure be added to the “Principal Investment Strategies” section in the summary section of the Prospectus.

Response 3.  The requested change has been made.

Comment 4.  In the “Risk/Return Bar Chart and Table” section in the summary section of the Prospectus, you have asked the Trust to confirm that the bar chart will be included in the 485(b) filing.

Response 4.  The Trust confirms that the bar chart will be included in the 485(b) filing.

Comment 5.  In the “Risk/Return Bar Chart and Table” section in the summary section of the Prospectus, you have requested that the performance table be revised so that it conforms to the example in Item 4(b)(2) of Form N-1A.  In addition, you have requested that the inception date of the class be removed from the footnote and added under the “since inception” column header.

Response 5.  The requested change has been made.

Comment 6.  You have requested that all comments made to the summary section of the Prospectus for the Money Market Portfolio be made, as applicable, to the summary sections of the Prospectus for the U.S. Treasury Portfolio and the U.S. Government Portfolio.

Response 6.  The Trust will make such conforming changes as applicable.

Comment 7.  In the “Investment Objectives, Principal Investment Strategies and Related Risks” section of the Prospectus, with respect to the disclosure regarding investments in loan participation interests, you have requested that additional disclosure be added to the Trust’s Statement of Additional Information to inform investors that both the borrower and the institution selling the loan participation interest are considered issuers for purposes of the Trust’s concentration policy.

Response 7.  The Trust respectfully submits that the following disclosure is already included in the Statement of Additional Information on page 7 and is set forth below:

The Money Market Portfolio and U.S. Government Portfolio are diversified and limit the amount of their total assets that they will invest in any one issuer and the amount of their total assets that they will invest in issuers within the same industry (see “Investment Restrictions”).  For purposes of these limits, the Fund generally will treat the borrower as the “issuer” of indebtedness held by the Fund.  In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending bank or other lending institution and the borrower as “issuers”.

The Trust will add the following underlined disclosure to the end of the last sentence above to clarify that the Fund will treat both the lending bank or other lending institution and the borrowers as issuers for purposes of the Fund’s diversification and concentration policies.

Paul
Hastings

May 2, 2013

Comment 8.  In the “Shareholder Information” section of the Prospectus, under the “Pricing of Fund Shares” sub-section, you have noted that there is a sentence stating that “on certain days that the New York Stock Exchange is closed, the Fund, at the direction of the Manager, may be open for purchases and redemptions and will determine its net asset value.”  You have requested that the Trust supplementally explain when such an instance may occur.  In addition, you have requested that if this is not an infrequent occurrence, disclosure be added to inform investors of what situations would cause this to occur.

Response 8.  The Trust supplementally states that this may occur in the event of a significant business disruption that would cause the New York Stock Exchange to be closed, but where the Manager’s Business Continuity Crisis Committee determines that the Fund is able to be open for business.  In the last ten years, this has only occurred twice; therefore, additional disclosure has not been added to the Prospectus.

Comment 9.  In the “Shareholder Information” section of the Prospectus, under the “Pricing of Fund Shares” sub-section, you have noted that the Trust states “shares are issued as of the first determination of the Portfolio’s net asset value per share made after acceptance of the investor’s purchase order.”  You have requested that this sentence be clarified as to what acceptance means.  Supplementally, you have asked the Trust to confirm that this policy is in compliance with Rule 22c-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 9.  The Trust has deleted this sentence and refers the Staff to the first sentence under the “Purchase of Fund Shares” sub-section in the “Shareholder Information” section of the Prospectus, which describes the acceptance of purchase orders as follows:

“The Fund does not accept a purchase order from investors investing in the Fund directly (i.e., not through Participating Organizations) until an investor’s payment has been converted into Federal Funds and is received by the Fund’s transfer agent, or its principal underwriter, as appropriate.  Orders from these direct investors for purchases of shares of the Fiduciary Shares of the Money Market Portfolio, U.S. Treasury Portfolio and U.S. Government Portfolio of the Fund that are accompanied by Federal Funds and received after 4:00 p.m., Eastern time, on a Fund Business Day will result in the issuance of shares on the following Fund Business Day.”  In addition, the Trust has added the following after the first sentence above:

“Orders from these direct investors for purchases of shares of the Fiduciary Shares of the Money Market Portfolio, U.S. Treasury Portfolio and U.S. Government Portfolio of the Fund that are accompanied by Federal Funds and received before 4:00 p.m., Eastern time, on a Fund Business Day will result in the issuance of shares on that Fund Business Day.”

The Trust supplementally confirms that this policy complies with Rule 22c-1 of the 1940 Act.

Comment 10.  In the “Shareholder Information” section of the Prospectus, under the “Initial Direct Purchases of Shares” sub-section, you have noted that the Trust states that funds are not available for redemption until the check has been cleared for payment by the investor bank.”  You have requested that this disclosure be clarified.

Paul
Hastings

May 2, 2013

Response 10.  The Trust has deleted this sentence and refers the Staff to the revised disclosure in the “Redemption of Shares” sub-section in the “Shareholder Information” section of the prospectus (see Response 11 below).

Comment 11.  In the “Shareholder Information” section of the Prospectus, under the “Redemption of Shares” sub-section, you have noted that the Trust states “redemption payments will not be paid out unless the check (including a certified or cashier’s check) used for investment has been cleared for payment by the investor’s bank, which could take up to 15 days after investment.”  You have requested that this disclosure be clarified

Response 11.  The Trust has revised this disclosure as follows:

“Normally, we will send you a check for your proceeds as promptly as possible, at the latest within seven calendar days of receiving your redemption order in good order. If, however, you recently purchased shares in a Portfolio by check (including a certified or cashier’s check), you may not receive your redemption proceeds from such Portfolio until after the check clears, which may take up to 15 days following purchase. While the Portfolio will delay the processing of your redemption payment until after the check clears, the shares will be valued at the next determined net asset value after receipt of your redemption order in good order.”

Comment 12.  On the back cover of the Prospectus, you have requested that the last sentence before the line break be revised to read:  “To request other information about the Fund, please call your financial intermediary or the Fund toll free at the number listed above.”

Response 12.  The requested change has been made.

Prospectus (Investor Select Class Shares)

Comment 13.  You have requested that all applicable comments to the Fiduciary Class Shares Prospectus be made to the Investor Select Class Shares Prospectus.

Response 13.  The Trust will make such conforming changes as applicable.

Statement of Additional Information

Comment 14.  In the “Investment Restrictions” section of the Statement of Additional Information, you have noted that certain investment restrictions carve out actions that are permitted by the 1940 Act.  You have requested that under the list of the investment restrictions, the Trust add a paragraph to explain what is allowed under the 1940 Act for those types of investments.

Response 14.  Pursuant to Investment Restriction (14)(iv), the Money Market Portfolio is permitted to make “loans to affiliated funds as permitted by the 1940 Act, the rules and regulations thereunder, or by guidance regarding, and interpretations of, or exemptive orders under, the 1940 Act.”  In order to make such loans, the Money Market Portfolio would need to apply for an order of exemption from the Commission to permit affiliated interfund lending arrangements.  Presently, the Money Market Portfolio has no current intention of seeking such relief in order to make loans to any affiliated funds.  Accordingly, we have not included any additional disclosure with respect to this investment practice.

Paul
Hastings

May 2, 2013

Pursuant to Investment Restriction (15)(ii), the U.S. Treasury Portfolio and U.S. Government Portfolio may borrow money for temporary measures, as described in said Investment Restriction, and for investment purposes “as otherwise provided herein and permissible under the 1940 Act.”  As described earlier in the SAI, the U.S. Treasury Portfolio and U. S. Government Portfolio are permitted to enter into reverse repurchase agreements “for liquidity purposes or when they are able to purchase other securities which will produce more income than the cost of the agreement,” and such agreements are considered to be borrowings by the Portfolios under the 1940 Act.  To clarify the types of borrowings that are permitted with respect to the U.S. Treasury Portfolio and U.S. Government Portfolio, we have included a footnote at the end of this Investment Restriction that reads as follows:

“*           The U.S. Treasury Portfolio and U.S. Government Portfolio may engage in reverse repurchase agreement transactions which are considered borrowings hereunder.  Please see the sub-section entitled “Reverse Repurchase Agreements” in Section II. – Description of the Fund and its Investments and Risks of this SAI.”

Comment 15.  In the Director and Officer table under “Management of the Fund,” you have asked that the “Other Directorships held by Trustee” header be changed to “Other Directorships held by Trustee for the Past Five Years.”

Response 15.  The requested change has been made.

Comment 16.  Under the “Board Committees” sub-section under “Management of the Fund,” you have noted that there is disclosure that nominees recommended by shareholders are considered by the Nominating Committee to the extent required by applicable law.  You have asked the Trust to supplementally state whether this is required by applicable law, and if so, for disclosure to be added to this section on the procedures for shareholder nominations.

Response 16.  As a Massachusetts business trust, the Fund’s Declaration of Trust does not provide for shareholder nominations to the board of trustees.  Therefore, we have revised the disclosure accordingly.

Comment 17.  You have noted that many of the numbers are as of March 31, 2012, and that since we are now past March 31, 2013, that these numbers be updated for the 485(b) filing.

Response 17.  The applicable numbers have been updated.

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Paul
Hastings

May 2, 2013

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Sincerely,

/s/ Rachael Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

CC:           Christine Manna